Exhibit 99.3

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with Centogene N.V.’s unaudited interim condensed consolidated financial statements as of December 31, 2020, and June 30, 2021, and for the three and six months ended June 30, 2020 and 2021 included as Exhibit 99.2 to this report on Form 6-K. We also recommend that you read our management’s discussion and analysis as well as our audited consolidated financial statements and the notes thereto included in our annual report for the year ended December 31, 2020, on Form 20-F, filed with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to the U.S. Securities and Exchange Act of 1934, as amended, on April 15, 2021 (the “Annual Report”).

Unless otherwise indicated or the context otherwise requires, all references to “Centogene N.V.” or the “Company,” “we,” “our,” “ours,” “us,” or similar terms refer to Centogene N.V. and its subsidiaries.

The following discussion is based on our financial information prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), which may differ in material respects from generally accepted accounting principles in the United States and other jurisdictions.

This discussion and analysis is dated as of September 1, 2021.

Overview

We are a commercial-stage company with our core businesses focused on rare diseases that transforms real-world clinical and genetic or other data into actionable information for patients, physicians and pharmaceutical companies. Our goal is to bring rationality to treatment decisions and to accelerate the development of new orphan drugs by using our knowledge of the global rare disease market, including epidemiological and clinical data and innovative biomarkers. Our platform includes multiomic data (such as epidemiologic, phenotypic, and genetic and other data) that reflects a global population, as well as a biobank of these patients’ blood samples. We believe this represents the only platform that comprehensively analyzes multi-level data to improve the understanding of rare hereditary diseases, which can aid in the identification of patients and improve our pharmaceutical partners’ ability to bring orphan drugs to the market.

We have identified three reportable segments:

●	Pharmaceutical. Our pharmaceutical solutions provide a variety of services to our pharmaceutical partners, including target discovery, early patient recruitment and identification, epidemiological insights, biomarker discovery and patient monitoring. Our information platforms, access to rare disease patients and their biomaterials, and ability to develop proprietary technologies and biomarkers enable us to provide services to our pharmaceutical partners in all phases of the drug development process as well as post-commercialization. Revenues from our pharmaceutical segment are generated primarily from collaboration agreements with our pharmaceutical partners. In addition, we have a variety of biomarker programs, and we are also pursuing a multi-omics approach, with a focus on the metabolome, to enhance diagnostic yields beyond genetic sequencing and testing and building a biomarker discovery pipeline for rare diseases. Our novel approach includes a tandem mass spectrometry methodology and artificial intelligence and, combined with the large volume of datasets in our global rare disease platform, has demonstrated value by enhancing diagnostic information and contributing to our biomarker pipeline. Such and other biomarker candidates are then further validated and optimized in epidemiological clinical trials.

●	Diagnostics. Our diagnostics segment provides genome, exome and targeted genetic sequencing, testing and interpretation as well as other diagnostics services to our clients worldwide, who are typically physicians, laboratories or hospitals, either directly or through distributors. As of June 30, 2021, we believe we offer the broadest diagnostic testing portfolio for rare diseases, covering over 19,000 genes using over 10,000 different tests. In turn, the data collected from our diagnostics services and biomaterials allow us to continue to grow our repository and our CentoMD database.

●	COVID-19 testing. While not a core business, our COVID-19 testing business has been managed and reported as a separate segment since the third quarter of 2020 due to its financial significance for our Company. We started offering COVID-19 testing in March 2020. Our initial COVID-19 test was a molecular diagnostic test performed for the in vitro qualitative detection of RNA from the SARS-CoV-2 in oropharyngeal samples from presymptomatic probands according to the recommended testing by public health authority guidelines. It has also been validated in the College of American Pathologists (CAP) / Clinical Laboratory Improvement Amendments of 1988 (CLIA) / International Organization for Standardization (ISO) certified analytical laboratory and has received Emergency Use Authorization (EUA) from the Food and Drug

Administration (FDA) for use by authorized laboratories. The majority of these tests are performed in airport locations at the Frankfurt, Hamburg, Munich, Cologne/Bonn, Dusseldorf, and Berlin airports. Furthermore, tests are offered through collaborations with the state government and other companies. The vast majority of our testing volume is RT-PCR testing whereby we also offer antigen testing, genotyping analysis and full virus genome sequencing.

In the three months ended June 30, 2021, we received over 709,000 total test requests, of which 679,900 account for COVID-19 tests. Excluding the COVID-19 test requests, we received 29,100 test requests in the three months ended June 30, 2021, representing a 54.4% increase as compared to the three months ended June 30, 2020 of 18,850 non-COVID-19 related test requests. In the six months ended June 30, 2021, we received over 1,591,000 total test requests, of which 1,532,100 account for COVID-19 tests. Excluding the COVID-19 test requests, we received 58,900 test requests in the six months ended June 30, 2021, representing a 15.4% increase as compared to the six months ended June 30, 2020 of 51,050 non-COVID-19 related test requests.

Our total revenue for the three months ended June 30, 2021 was €51,871 thousand, an increase of €42,152 thousand, or 433.7%, from €9,719 thousand for the three months ended June 30, 2020. Our pharmaceutical, diagnostics and COVID-19 segments contributed 5.5%, 12.9% and 81.6%, respectively, of our total revenues for the three months ended June 30, 2021, as compared to 40.5%, 37.9% and 21.7% for the pharmaceutical, diagnostics and COVID-19 segments, respectively, of our total revenues for the three months ended June 30, 2020. The number of test requests received by our pharmaceutical segment in the three months ended June 30, 2021 was 13,600, representing an increase of 37.4% as compared to 9,900 test requests received in the three months ended June 30, 2020. Test requests received by our diagnostics segment in the three months ended June 30, 2021, was 13,900, representing an increase of 90.4% as compared to 7,300 in the three months ended June 30, 2020. The number of test requests received by our COVID-19 segment in the three months ended June 30, 2021, was 679,900, compared to 69,750 in the three months ended June 30, 2020.

Our total revenue for the six months ended June 30, 2021 was €116,831 thousand, an increase of €95,007 thousand, or 435.3%, from €21,824 thousand for the six months ended June 30, 2020. Our pharmaceutical, diagnostics and COVID-19 segments contributed 5.5%, 11.2% and 83.3%, respectively, of our total revenues for the six months ended June 30, 2021, as compared to 38.9%, 51.4% and 9.7% for the pharmaceutical, diagnostics and COVID-19 segments, respectively, of our total revenues for the six months ended June 30, 2020. The number of test requests received by our pharmaceutical segment in the six months ended June 30, 2021 was 26,700, representing a decrease of 2.9% as compared to 27,500 test requests received in the six months ended June 30, 2020, due to sustained negative effects of the pandemic since the second quarter of 2020. Test requests received by our diagnostics segment in the six months ended June 30, 2021, was 27,700, representing an increase of 38.5% as compared to 20,000 in the six months ended June 30, 2020. The number of test requests received by our COVID-19 segment in the six months ended June 30, 2021, was 1,532,100, compared to 70,050 in the six months ended June 30, 2020.

Since the inception of our business, our research and development has been substantially devoted to our biomarkers, knowledge-based platform and interpretation-based solutions. For the three months ended June 30, 2021, we incurred research and development expenses of €4,053 thousand, an increase of €934 thousand, or 29.9%, from €3,119 thousand for the three months ended June 30, 2020. We received 1,600 test requests for our internal research and development projects in the three months ended June 30, 2021, representing an decrease of 3% as compared to 1,650 test requests in the three months ended June 30, 2020. For the six months ended June 30, 2021, we incurred research and development expenses of €8,388 thousand, an increase of €2,578 thousand, or 44.4%, from €5,810 thousand for the six months ended June 30, 2020. We received 4,500 test requests for our internal research and development projects in the six months ended June 30, 2021, representing an increase of 27% as compared to 3,550 test requests in the six months ended June 30, 2020.

For the three months ended June 30, 2021, our loss before taxes was €7,896 thousand, a decrease of €2,464 thousand, or 24%, from €10,360 thousand for the three months ended June 30, 2020. For the six months ended June 30, 2021, our loss before taxes was €12,785 thousand, a decrease of €6,182 thousand, or 33%, from €18,967 thousand for the six months ended June 30, 2020.

Recent Developments

Effect of the COVID-19 Pandemic

The COVID-19 pandemic, which began in December 2019, has spread worldwide and continues to cause many governments to maintain measures to slow the spread of the outbreak through quarantines, travel restrictions, closures of borders and mandatory maintenance of physical distance between individuals.

Since the second quarter of 2020, the COVID-19 pandemic has resulted in a slowdown in our Diagnostics and Pharmaceutical businesses. As part of the Company’s initiative to assist local, national and international authorities, as well as other partners in their efforts to facilitate the earliest possible diagnosis of COVID-19 and thereby contribute to allowing society to return to a “new” normal, the Company commenced testing for COVID-19 in March 2020.

During the three and six months ended June 30, 2021, we continued the COVID-19 testing activities started in 2020 with a leading role in providing testing services at airports in Germany. Furthermore, new variants of the virus have emerged since mid-December 2020. How these mutations develop and their impact on the effectiveness of vaccines is not yet fully clear. Furthermore, vaccination campaigns in several countries started during the three and six months ended June 30, 2021, and due to the expected increasing availability of vaccines in 2021, the expectation is that governments will further reduce restrictions during 2021. How and when this, and possible travel related testing, would affect the potential prolongation of the need for testing on a broader scale is not clear yet.

Total investments in COVID-19 testing as of June 30, 2021 amounted to €2,388 thousand, of which €2,034 thousand are COVID-19 related mobile test laboratories and equipment. An amount of €354 thousand is included in intangible assets and relates to the development of CENTOGENE’s Corona Test Portal.

Although we are taking a number of measures aimed at minimizing disruptions to our business and operations, and while the provision of testing for the COVID-19 virus is anticipated to generate additional revenues for us, the full extent to which the global COVID-19 pandemic may impact our business will depend on future developments, which are highly uncertain and cannot be predicted, such as the duration of the pandemic, the availability of vaccines, the probability of the occurrence of further outbreaks and the ultimate impact on the financial markets and the global economy, which could result in an unforeseen negative impact on our business and our future results of operations.

Research and Development

Despite the disruption from the COVID-19 pandemic, we continued to expand our medical and genetic knowledge of rare genetic diseases, with the vision of shortening the diagnostics process for rare disease patients and accelerating the development of new orphan drugs.

As of June 30, 2021, our global proprietary rare disease platform included a real-world data repository with approximately 650 thousand patients representing 120 different countries, an increase of 9% as compared to the number of patients in our platform as of December 31, 2020 of 600 thousand patients. The size of this repository is significant when it is understood that datasets of as low as 20 patients can improve diagnostics interpretation power and accelerate pharmaceutical validation.

Financial Operations Overview

Our revenue is principally derived from the provision of pharmaceutical solutions and diagnostic tests enabled by our knowledge and interpretation-based platform, as well as from our COVID-19 testing solution.

Besides the recent impact of our COVID-19 testing related revenue, we expect our revenue to increase over time as we continue to expand our commercial efforts internationally with a focus on further growth in our pharmaceutical segment. Within our core business, we expect revenue from our diagnostics and pharmaceutical segments to grow in absolute terms. The development of the COVID-19 testing revenues will strongly depend on the further development of the COVID-19 pandemic.

Changes in revenue mix between our pharmaceutical, diagnostics and COVID-19 segments can impact our results period over period. In general, the gross margin generated by our pharmaceutical segment is higher in comparison to our diagnostics and COVID-19 segments, respectively.

Results of Operations

Three and Six Months Ended June 30, 2021 Compared to Three and Six Months Ended June 30, 2020

	For the Three Months Ended		For the Six Months Ended
	June 30,		June 30,
	2020	2021	2020	2021

	(unaudited,
	€ in thousands)
Condensed consolidated statement of comprehensive loss:
Revenue	9,719	51,871	21,824	116,831
Cost of sales	6,815	43,760	13,833	95,707
Gross profit	2,904	8,111	7,991	21,124
Research and development expenses	3,119	4,053	5,810	8,388
General administrative expenses	7,767	10,494	15,665	22,090
Selling expenses	2,386	1,942	4,712	3,891
Impairment of financial assets	500	580	1,674	675
Other operating income	801	1,276	1,746	1,642
Other operating expenses	37	2	138	36
Operating loss	(10,104)	(7,684)	(18,262)	(12,314)
Interest and similar income	13	—	13	—
Interest and similar expenses	269	212	718	471
Finance costs, net	(256)	(212)	(705)	(471)
Loss before taxes	(10,360)	(7,896)	(18,967)	(12,785)
Income tax expenses	—	124	129	124
Loss for the period	(10,360)	(8,020)	(19,096)	(12,909)
Other comprehensive income/(loss)	(6)	(191)	70	(70)
Total comprehensive loss for the period	(10,366)	(8,211)	(19,026)	(12,979)
Attributable to:
Equity holders of the parent	(10,364)	(8,222)	(18,963)	(13,025)
Non-controlling interests	(2)	11	(63)	46
	(10,366)	(8,211)	(19,026)	(12,979)

Loss per share – Basic and diluted (in €)	(0.52)	(0.37)	(0.95)	(0.58)

Revenue

Our total revenues for the three and six months ended June 30, 2021 were €51,871 thousand and €116,831 thousand, respectively, representing an increase of €42,152 thousand and €95,007 thousand, respectively, or 433.7% and 435.3%, respectively, as compared to the three and six months ended June 30, 2020 with COVID-19 testing accounting for most of the increase.

The graphic below shows the number of test requests for the diagnostics, pharmaceutical and COVID-19 segments, as well as the number of test requests received for our internal research projects during the three and six months ended June 30, 2021 and 2020.

The breakdown of our revenue by segment was as follows:

	For the Three Months		For the Six Months
	Ended June 30,		Ended June 30,
	2020	2021	2020	2021

	(unaudited,
	€ in thousands)
Revenue by segment:
Pharmaceutical	3,940	2,831	8,490	6,429
Diagnostics	3,684	6,715	11,226	13,098
COVID-19	2,095	42,325	2,108	97,304
Total Revenue	9,719	51,871	21,824	116,831

Revenues from Pharmaceutical segment

Revenues from our pharmaceutical segment were €2,831 thousand for the three months ended June 30, 2021, a decrease of €1,109 thousand, or 28.1%, from €3,940 thousand for the three months ended June 30, 2020. Our partnership agreements are structured on a fee per sample basis, milestone basis, fixed fee basis, royalty basis or a combination thereof. The 28.1% decrease was primarily due to the impact of the COVID-19 pandemic, which slowed the clinical studies of our pharmaceutical partners.

Revenues from our pharmaceutical segment were €6,429 thousand for the six months ended June 30, 2021, a decrease of €2,061 thousand, or 24.3%, from €8,490 thousand for the six months ended June 30, 2020.

During the six months ended June 30, 2021, we entered into twelve new collaborations and successfully completed 25 collaborations resulting in a total of 53 active collaborations at June 30, 2021, compared to 66 active collaborations at December 31, 2020 and 63 active collaborations as of June 30, 2020. Revenues from our new collaborations totalled €2,074 thousand and €2,150 thousand, respectively, for the three and six months ended June 30, 2021 with no upfront payments.

The graphs below show our revenues for the three and six months ended June 30, 2021 and 2020, resulting from our collaborations with our pharmaceutical partners, split between drug development stages:

During the three and six months ended June 30, 2021, revenues from one pharmaceutical partner represented 4.1% and 4.4% (or 22.1% and 26.4%, respectively, if COVID-19 revenues are excluded) of our total revenue, as compared to 26.2% and 26.4%, respectively, for the three and six months ended June 30, 2020.

Revenues from Diagnostics segment

Revenues from our diagnostics segment were €6,715 thousand for the three months ended June 30, 2021, an increase of €3,031 thousand, or 82.3%, from €3,684 thousand for the three months ended June 30, 2020. We received approximately 13,900 test requests in our diagnostics segment during the three months ended June 30, 2021, representing an increase of approximately 90.4% as compared to approximately 7,300 test requests received for the three months ended June 30, 2020.

Revenues from our diagnostics segment were €13,098 thousand for the six months ended June 30, 2021, an increase of €1,872 thousand, or 16.7%, from €11,226 thousand for the six months ended June 30, 2020. We received approximately 27,700 test requests in our diagnostics segment during the six months ended June 30, 2021, representing an increase of approximately 38.5% as compared to approximately 20,000 test requests received for the six months ended June 30, 2020.

For the three and six months ended June 30, 2021 and 2020, our total diagnostic segment revenues were split amongst our primary testing products as follows:

The increase in revenues was primarily related to an increase in test requests for WES and WGS during the three months ended June 30, 2021. Total revenues from WES and WGS for the three months ended June 30, 2021 amounted to €3,270 thousand, representing an increase of 67% as compared to €1,953 thousand for the three months ended June 30, 2020. The total number of WES and WGS test requests received in the diagnostics segment for the three months ended June 30, 2021 was approximately 4,159, representing an increase of 104% as compared to approximately 2,040 test requests received for the three months ended June 30, 2020. Total revenues from WES and WGS for the six months ended June 30, 2021 amounted to €6,431 thousand, representing an increase of 6% as compared to €6,062 thousand for the six months ended June 30, 2020. The total number of WES and WGS test requests received in the diagnostics segment for the six months ended June 30, 2021 was approximately 8,365, representing an increase of 28% as compared to approximately 6,540 test requests received for the six months ended June 30, 2020.

Revenues from COVID-19 testing segment

Revenues generated from our COVID-19 business for the three months ended June 30, 2021 amounted to €42,325 thousand. We received 679,900 requests for our COVID-19 tests in the three months ended June 30, 2021 as compared to 69,750 in the three months ended June 30, 2020. During the three months ended June 30, 2021, revenues from our largest COVID-19 testing partner represented 12.9% of our total revenues.

Revenues generated from our COVID-19 business for the six months ended June 30, 2021 amounted to €97,304 thousand. We received 1,532,100 requests for our COVID-19 tests in the six months ended June 30, 2021 as compared to 70,050 in the six months ended June 30, 2020. During the six months ended June 30, 2021, revenues from our largest COVID-19 testing partner represented 15.2% of our total revenues.

Revenue by geographical region

The breakdown of our revenue from all of our segments, in the aggregate, by geographical region was as follows:

	For the Three Months		For the Six Months
	Ended June 30,		Ended June 30,
	2020	2021	2020	2021

	(unaudited,
	€ in thousands)
Revenue by geographical region:
Europe	3,227	43,530	4,888	99,014
of which: Germany	2,115	40,380	2,207	92,778
of which: Netherlands	—	1,774	3	3,544
Middle East	1,834	3,976	6,252	8,140
North America	4,373	3,585	9,496	8,234
of which: United States	4,365	3,537	9,339	8,125
Latin America	219	633	965	1,058
Asia Pacific	66	147	223	385
Total Revenue	9,719	51,871	21,824	116,831

In cases where our pharmaceutical partners are developing a new rare disease treatment, we generally anticipate that the final approved treatment will be made available globally. As a result, we allocate the revenues of our pharmaceutical segment by geographical region by reference to the location where each pharmaceutical partner mainly operates, which is based on the region from which most of their revenues are generated. The allocation of revenues in our diagnostics and COVID-19 segments is based on the location of each customer.

Our North America region contributed €3,585 thousand to revenues for the three months ended June 30, 2021, a decrease of €788 thousand, or 18%, from €4,373 thousand for the three months ended June 30, 2020, primarily driven by the decrease in revenues from our pharmaceutical segment, of which over 96.5% are allocated to the North America region. Revenues from the North America region for the six months ended June 30, 2021 decreased to €8,234 thousand, representing a decrease of €1,262 thousand, or 13.3%, from €9,496 thousand, which is mainly due to a decrease in revenues from the pharmaceutical segment. Revenues from the North America region represented 6.9% and 7.0%, respectively, of our total revenues for the three and six months ended June 30, 2021, as compared to 45.0% and 43.5%, respectively, for the three and six months ended June 30, 2020.

Our Middle East region contributed €3,976 thousand to revenues for the three months ended June 30, 2021, an increase of €2,142 thousand, or 117%, from €1,834 thousand for the three months ended June 30, 2020. This revenue increase was primarily attributable to the increase in diagnostic sales. Revenues from the Middle East region contributed €8,140 thousand to revenues for the six months ended June 30, 2021, an increase of €1,888 thousand, or 30.2%, from €6,252 thousand for the six months ended June 30, 2020. This revenue increase was primarily attributable to the increase in diagnostic sales. Revenues from the Middle East region represented 7.7% and 7.0%, respectively, of our total revenues for the three and six months ended June 30, 2021, as compared to 18.9% and 28.6%, respectively, for the three and six months ended June 30, 2020.

Our Europe region contributed €43,530 thousand to revenue for the three months ended June 30, 2021, an increase of €40,303 thousand, or 1249%, from €3,227 thousand for the three months ended June 30, 2020. Revenues from the Europe region contributed €99,014 thousand to revenue for the six months ended June 30, 2021, an increase of €94,126 thousand, or 1925.7%, from €4,888 thousand for the six months ended June 30, 2020. The increase was mainly driven by revenues from our COVID-19 testing during the year, as over 92.8% and 93.7%, respectively, of such revenues were generated in Germany in the three and six months ended June 30, 2021. Revenues from the Europe region represented 83.9% and 84.7%, respectively, of our total revenues for the three and six months ended June 30, 2021 as compared to 33.2% and 22.4%, respectively, for the three and six months ended June 30, 2020.

Cost of Sales

Cost of sales increased by €36,945 thousand, or 542.1%, to €43,760 thousand for the three months ended June 30, 2021, from €6,815 thousand for the three months ended June 30, 2020 and increased by €81,874 thousand, or 591.9%, to €95,707 thousand for the six months ended June 30, 2021, from €13,833 thousand for the six months ended June 30, 2020. Cost of sales for the three and six months ended June 30, 2021, represented 84.4% and 81.9% of total revenue, representing an increase of 14.2 percentage points and 18.5 percentage points, respectively, as compared to 70.1% and 63.4%, respectively, for the three and six months ended June 30, 2020.

Cost of sales incurred by our pharmaceutical segment for the three and six months ended June 30, 2021 represented 71.2% and 65.2%, respectively, of the revenues from the segment, representing an increase of 21.4 percentage points and 19.8 percentage points, respectively, as compared to 49.8% and 45.4%, respectively, for the three and six months ended June 30, 2020 for our pharmaceutical segment. The movements are related to the relative portion of revenues from clinical study related collaborations, where higher staff costs and consumable costs are incurred as compared to patient screening collaborations where consumable costs are comparatively lower due to different technologies being used in the testing.

Cost of sales incurred by our diagnostics segment for the three and six months ended June 30, 2021 represented 68.5% and 65.9%, respectively, of the revenues from the segment, representing a decrease of 25.0 percentage points and 8.9 percentage points, respectively, as compared to 93.5% and 74.8%, respectively for the three and six months ended June 30, 2020. The decrease is due to the streamlining of costs generated through investments made in cost efficient equipments in previous years.

Cost of sales incurred by our COVID-19 segment for the three and six months ended June 30, 2021 represent 87.8% and 85.2%, respectively, of the revenues from the segment, representing an increase of 20.5 percentage points and 18.4 percentage points, respectively, as compared to 67.3% and 66.8%, respectively for the three and six months ended June 30, 2020. The increase is mainly due to the expansion of the segment since the prior year which required reallocation of some fixed costs incurred for the segment, such as depreciation of laboratory equipment, as well as personnel costs for employees for laboratory operations.

Gross Profit

As a result of the cost savings generated through the diagnostics segment and margin earned on increased COVID-19 revenues, our gross profit increased by €5,207 thousand, or 179.3%, to €8,111 thousand for the three months ended June 30, 2021, from €2,904 thousand for the three months ended June 30, 2020, while our gross profit for the six months ended June 30, 2021, increased by €13,133 thousand, or 164.3%, to €21,124 thousand from €7,991 thousand for the six months ended June 30, 2020.

Research and Development Expenses

Research and development expenses increased by €934 thousand, or 29.9%, to €4,053 thousand for the three months ended June 30, 2021, from €3,119 thousand for the three months ended June 30, 2020, while our research and development expense increased by €2,578 thousand, or 44.4%, to €8,388 thousand for the six months ended June 30, 2021, from €5,810 thousand for the six months ended June 30, 2020. The increase mainly represents personnel costs and IT-related expenses incurred in the biomarker and AI research and development phase that do not qualify for capitalization.

General Administrative Expenses

General administrative expenses increased by €2,727 thousand, or 35.1%, to €10,494 thousand for the three months ended June 30, 2021, from €7,767 thousand for the three months ended June 30, 2020, while general administrative expenses increased by €6,425 thousand, or 41.0%, to €22,090 thousand for the six months ended June 30, 2021, from €15,665 thousand for the six months ended June 30, 2020.

The increase is principally due to increased personnel costs, legal and administrative costs and additional expenditure on IT support and data centers. In addition, the corporate expenses included share-based compensation expenses of €2,234 thousand and €4,276 thousand, respectively, for the three and six months ended June 30, 2021, an increase of €1,898 thousand and €2,883 thousand, respectively, as compared to €336 thousand and €1,393 thousand, respectively for the three and six months ended June 30, 2020.

Selling Expenses

Selling expenses for the three and six months ended June 30, 2021 were €1,942 thousand and €3,891 thousand respectively, representing a decrease of €444 thousand, or 18.6% as compared to €2,386 thousand for the three months ended June 30, 2020, and a decrease of €821 thousand, or 17.4%, as compared to €4,712 thousand for the six months ended June 30, 2020. The decreases for the three and six months ended June 30, 2021 were principally due to a reduction in personnel expenses as well as a decrease in expenses incurred for conferences and exhibitions due to travel restrictions and other social-distancing measures as a result of the COVID-19 pandemic.

Impairment of financial assets

Impairment expenses for financial assets for the three and six months ended June 30, 2021 were €580 thousand and €675 thousand, respectively, representing an increase of €80 thousand from €500 thousand for the three months ended June 30, 2020 and a decrease of €999 thousand from €1,674 thousand for the six months ended June 30, 2020, respectively. These impairments were related to the re-assessment of the receivables and contract assets arising from contracts with customers, partly due to the effect of the COVID-19 pandemic.

Other Operating Income / (Expenses)

Other operating income increased by €475 thousand, or 59.3%, to €1,276 thousand for the three months ended June 30, 2021, from €801 thousand for the three months ended June 30, 2020 and decreased by €104 thousand, or 6.0%, to €1,642 thousand for the six months ended June 30, 2021, from €1,746 thousand for the six months ended June 30, 2020 principally due to higher grant income during the period.

Other operating expenses decreased by €35 thousand, or 94.6% to €2 thousand in the three months ended June 30, 2021 and decreased by €102 thousand, or 73.9% to €36 thousand in the six months ended June 30, 2021 compared to €37 thousand and €138 thousand, respectively, for the three and six months ended June 30, 2020.

Interest and Similar Income / (Expenses)

Net financial costs decreased by €44 thousand and €234 thousand, respectively to €212 thousand and €471 thousand, respectively, for the three and six months ended June 31, 2021, from €256 thousand and €705 thousand, respectively, for the three and six months ended June 30, 2020, principally due to the reduction of interest expenses on loans by €53 thousand and €89 thousand, respectively, in the three and six months ended June 30, 2021.

Loss Before Taxes

As a result of the factors described above, our loss before taxes for the three and six months ended June 30, 2021 were €7,896 thousand and €12,785 thousand, respectively, representing a decrease of €2,464 thousand and €6,182 thousand, respectively, from a loss before taxes of €10,360 thousand and €18,967 thousand, respectively, for the three and six months ended June 30, 2020.

Segment Adjusted EBITDA

We evaluate segment performance based on segment results and measure it with reference to Adjusted EBITDA. Adjusted EBITDA is a financial measure which is not defined by IFRS, which we define as income/loss before finance costs (net), taxes, and depreciation and amortization (including impairments), adjusted to exclude corporate expenses as well as share-based payment expenses. Our Segment Adjusted EBITDA was as follows:

	For the Three Months		For the Six Months
	Ended June 30,		Ended June 30,
	2020	2021	2020	2021

	(unaudited,
	€ in thousands)
Segment Adjusted EBITDA:
Pharmaceutical	1,799	647	4,407	2,144
Diagnostics	(1,636)	580	(1,358)	1,633
COVID-19	812	6,251	621	16,418
Total segment Adjusted EBITDA	975	7,478	3,670	20,195

Adjusted EBITDA from our pharmaceutical segment for the three and six months ended June 30, 2021 was €647 thousand and €2,144 thousand, respectively, representing a decrease of €1,152 thousand and €2,263 thousand, respectively, as compared to €1,799 thousand and €4,407 thousand, respectively, for the three and six months ended June 30, 2020. The decrease was primarily attributable to the decrease in revenues from the pharmaceutical segment, as well as the increase in cost of sales.

Adjusted EBITDA from our diagnostics segment for the three and six months ended June 30, 2021, was €580 thousand and €1,633 thousand, respectively, an increase of €2,216 thousand and €2,991 thousand, respectively, as compared to negative €1,636 thousand and negative €1,358 thousand, respectively, for the three and six months ended June 30, 2020. The increase is mainly due to the increase in revenues and an impairment of financial assets of €500 thousand and €1,674 thousand, respectively, recognized for the three and six months ended June 30, 2020, compared to €580 thousand and €675 thousand, respectively, for the three and six months ended June 30, 2021.

Adjusted EBITDA from our COVID-19 segment for the three and six months ended June 30, 2021 was €6,251 thousand and €16,418 thousand, respectively, as compared to €812 thousand and €621 thousand, respectively, for the three and six months ended June 30, 2020.

Liquidity and Capital Resources

Our cash requirements are principally for working capital and capital expenditures of all our businesses, including expansions and improvements to our laboratory facilities, technology infrastructure and research and development activities. In fiscal year 2021 and beyond, we anticipate that our capital expenditures in our rare disease business will increase from prior periods as we continue to increase our research and development efforts. Historically, our main source of liquidity has been our secured loans, municipal loans and government funding of research programs, and proceeds from our initial and July 2020 follow-on equity offerings.

Our financial condition and liquidity are and will continue to be influenced by a variety of factors, including our ability to continue to generate cash flows from our operations, our capital expenditure requirements, and the impact of the COVID-19 pandemic on financial markets and the global economy.

Our known material liquidity needs for periods beyond the next twelve months are described below under “Contractual Obligations and Commitments”. We believe that our existing cash and cash equivalents will enable us to fund our operating expenses and capital expenditure requirements for more than 12 months.

Comparative Cash Flows

The table below summarizes our consolidated statement of cash flows for the six months ended June 30, 2021 and 2020:

	For the six Months
	Ended June 30,
	2020	2021

	(unaudited,
	€ in thousands)
Consolidated statement of cash flows:
Cash flow used in operating activities	(14,636)	(7,830)
Cash flow used in investing activities	(6,634)	(4,785)
Cash flow used in financing activities	(2,425)	(761)
Net decrease in cash and cash equivalents	(23,695)	(13,376)
Cash and cash equivalents at the beginning of the period	41,095	48,156
Cash and cash equivalents at the end of the period	17,400	34,780

Operating Activities

Our cash flow used in operating activities primarily relates to changes in the components of our working capital, including cash received from our COVID-19 business, pharmaceutical partners and diagnostics clients, and payments made to our suppliers.

For the six months ended June 30, 2021, cash flow used in operating activities was €7,830 thousand, a decrease of €6,806 thousand as compared to cash flow used in operating activities of €14,636 thousand for the six months ended June 30, 2020. This change was mainly due to our COVID-19 testing business segment.

Investing Activities

Our cash flow used in investing activities consists of investments in intangible assets, and in property, plant and equipment.

For the six months ended June 30, 2021, cash flow used in investing activities was €4,785 thousand, as compared to cash flow used of €6,634 thousand from investing activities for the six months ended June 30, 2020. The decrease is mainly due to a reduction in COVID-19 related investments. During the six months ended June 2021, investments made in respect of COVID-19 testing were €2,388 thousand, of which €2,034 thousand was included in property, plant and equipment and €354 thousand related to the development of CENTOGENE’s Corona Test Portal.

Cash used in investment activities in our rare disease business includes mainly costs incurred in the development of new products and solutions, and the development of our IT driven and interpretation-based solutions. It also includes investment in property, plant and equipment used in the laboratories and other business operations.

Financing Activities

For the six months ended June 30, 2021, cash flow used in financing activities was €761 thousand, a decrease of €1,664 thousand as compared to cash flow used of €2,425 thousand for the six months ended June 30, 2020. The decrease was primarily driven by the bank overdrafts which contributed €1,769 thousand as compared to €928 thousand for the six months ended June 30, 2020. Furthermore, the amount used for the repayment of loans decreased from €1260 thousand for the six months ended June 30, 2020 to €185 thousand for the six months ended June 30, 2021.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements, as defined in the rules and regulations of the SEC.

Contractual Obligations and Commitments

The table below presents the residual contractual terms of the financial liabilities and commitments, including estimated interest payments. The figures are undiscounted gross amounts, including estimated interest payments and interest on undrawn loan funds as of June 30, 2021, but without showing the impact of offsetting.

	Total		Between 1	Between 3
	contractual	Less than	and	and	More than
	cashflow	1 year	3 years	5 years	5 years

Secured bank loans	767	567	200	—	—
Bank overdraft	3,316	3,316	—	—	—
Other bank loans	—	—	—	—	—
Lease liabilities (1)	31,146	5,683	6,745	4,701	14,017
Trade payables and purchase obligations (2)	16,870	16,870	—	—	—
Total	52,099	26,436	6,945	4,701	14,017

(1)	Lease liabilities include leases related to lease contracts for land and buildings, offices, as well as various items including motor vehicles and other equipment which are accounted for according to IFRS 16, and measured at the present value of lease payments over the lease term at the commencement date of the leases.

Lease liabilities also include cash flows in relation to the expansion of our Rostock headquarters and leasing of our Frankfurt laboratory, our Airport Berlin, Airport Düsseldorf, Airport Cologne/ Bonn, Airport Munich and Airport Frankfurt testing centers and additional laboratory space in Hamburg that are not accounted for yet. The future lease payments and utilities for these non-cancellable lease contracts are €1,667 thousand within one year, €2,424 thousand within five years and €4,219 thousand thereafter as at June 30, 2021.

(2)	Purchase obligations relate to concluded agreements with suppliers, for goods and services to be provided subsequent to June 30, 2021.

Critical Accounting Policies and Estimates

There have been no material changes to the critical accounting policies and estimates described in “Item 5. Operating and Financial Review and Prospects—H. Critical Accounting Policies and Estimates” in our Annual Report.

JOBS Act Exemption

As a company with less than US$1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the JOBS Act. As an emerging growth company, we are not required to provide an auditor attestation report on our system of internal controls over financial reporting. This exemption will apply for a period of five years following the completion of our initial public offering (November 6, 2019) or until we no longer meet the requirements of being an “emerging growth company,” whichever is earlier. We would cease to be an emerging growth company if we have more than US$1.07 billion in annual revenue, have more than US$700 million in market value of our common shares held by non-affiliates or issue more than US$1.0 billion of non-convertible debt over a three-year period.

Cautionary Statement Regarding Forward Looking Statements

Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the heading “Risk Factors” in our Annual Report filed with the SEC on April 15, 2021. These risks and uncertainties include factors relating to:

•      our ability to effectively manage our future growth and to execute our business strategy;

•      our ability to generate sufficient revenue from our relationships with our pharmaceutical partners and clients, and to otherwise maintain our current relationships, or enter into new relationships, with pharmaceutical partners and clients;

•      the effects of the COVID-19 pandemic on our business, financial position and results of operations;

•      economic, political or social conditions and the effects of these conditions on our pharmaceutical partners’ and diagnostics clients’ businesses and levels of business activity;

•      our expectations for our products and solutions achieving commercial market acceptance, and our ability to keep pace with the rapidly evolving industry in which we operate;

•      our assumptions regarding market size in the rare disease industry and our growth potential;

•      our pharmaceutical partners’ and clients’ need for rare disease information products and solutions and any perceived advantage of our products over those of our competitors;

•      our ability to manage our international expansion, including our exposure to new and complex business, regulatory, political, operational, financial, and economic risks, and numerous and conflicting legal and regulatory requirements;

•      our continued reliance on our senior management team, in particular our CEO, and other qualified personnel and our ability to retain such personnel;

•      our ability to obtain, maintain, protect and enforce sufficient patent and other intellectual property protection for any products or solutions we develop and for our technology;

•      the ongoing protection of our trade secrets, know-how, and other confidential and proprietary information;

•      our ability to remediate our material weakness on internal control over financial reporting;

•      general economic, political, demographic and business conditions in North America, the Middle East, Europe and other regions in which we operate;

•      changes in government and industry regulation and tax matters;

•      other factors that may affect our financial condition, liquidity and results of operations; and

•      other risk factors discussed under “Item 3. Key Information—D. Risk Factors” in our Annual Report.

You should refer to the section in our Annual Report titled “Risk Factors” for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements included herein or incorporated by reference herein will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.